SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)

(Amendment No. 4)

Innotrac Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45767M109

(CUSIP Number)

Steven L. Wasserman

Chernett Wasserman Yarger & Pasternak L.L.C.

1301 East 9th Street, Suite 3300, Cleveland, OH 44114, (216) 737-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 12, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 45767M109	Page 2 of 8

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON IPOF Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,618,918 8 SHARED VOTING POWER 9 SOLE DISPOSITIVE POWER 3,618,918 10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,618,918
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.0%
14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No. 45767M109	Page 3 of 8

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David Dadante Revocable Trust dated May 14, 2003
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 184,323 8 SHARED VOTING POWER 9 SOLE DISPOSITIVE POWER 184,323 10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 184,323
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. 45767M109	Page 4 of 8

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David Dadante
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 268,713 (1) 8 SHARED VOTING POWER 3,618,918 (2) 9 SOLE DISPOSITIVE POWER 268,713 (1) 10 SHARED DISPOSITIVE POWER 3,618,918 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,378,113 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.3%
14	TYPE OF REPORTING PERSON* IN
(1)	184,323 shares held by David Dadante Revocable Trust dated May 14, 2003.

(2)	Shares held by IPOF Fund.

SCHEDULE 13D

CUSIP No. 45767M109	Page 5 of 8

Item 1. Security and Issuer

This Schedule 13D is filed on behalf of IPOF Fund (the “Fund”), an Ohio limited partnership, and David Dadante, the general partner of IPOF Fund, relating to shares of common stock, par value $0.10 per share, of Innotrac Corporation, a Georgia corporation (“Innotrac”).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is amended and supplemented as follows:

The shares of common stock reported herein as having been acquired by IPOF Fund were acquired for the aggregate purchase price of approximately $1,930,814 (excluding commissions) with margin debt from Advest, Inc.

Item 5. Interest in Securities of the Issuer.

Items 5(a) and 5(c) of Schedule 13D are amended and supplemented as follows:

(a) According to the most recently available filing with the Securities and Exchange Commission by Innotrac, there are 12,037,994 shares of common stock outstanding.

IPOF Fund beneficially owns 3,618,918 shares of common stock, or 30.0% of the outstanding shares of common stock. As general partner of IPOF Fund, Mr. Dadante may be deemed to beneficially own all shares of common stock held by IPOF Fund.

(c) Since the filing of Amendment No. 3 Schedule 13D dated April 12, 2004, IPOF Fund has acquired 240,805 shares of common stock in open market transactions as follows:

Date	Number of Shares	Approximate Per Share Price (Excluding Commissions)
04/29/2005	4,800	$7.9492
04/29/2005	4,100	$7.8900
04/29/2005	2,500	$7.9884
04/29/2005	200	$7.8900
04/28/2005	9,000	$7.8900
04/27/2005	5,000	$7.9376
04/27/2005	2,500	$7.8400
04/27/2005	1,500	$8.0600
04/27/2005	800	$7.8900
04/26/2005	634	$7.7500
04/26/2005	599	$7.6500
04/26/2005	100	$7.7900
04/25/2005	469	$7.7500
04/22/2005	2,500	$8.0400
04/21/2005	1,250	$8.0400
04/20/2005	2,500	$8.0400

SCHEDULE 13D

CUSIP No. 45767M109	Page 6 of 8

Date	Number of Shares	Approximate Per Share Price (Excluding Commissions)
04/20/2005	2,500	$7.9900
04/20/2005	1,300	$7.9900
04/19/2005	900	$7.9900
04/18/2005	300	$7.9900
04/15/2005	5,000	$8.2432
04/14/2005	10,000	$8.2570
04/14/2005	3,897	$7.7500
04/13/2005	9,500	$7.7500
04/12/2005	25,000	$7.4984
04/12/2005	25,000	$7.5000
04/12/2005	6,900	$7.5500
04/12/2005	2,500	$7.6900
04/12/2005	400	$7.75
04/11/2005	4,200	$7.89
04/11/2005	2,500	$7.6932
04/08/2005	2,500	$8.03
04/08/2005	2,500	$8.10
04/08/2005	2,500	$8.10
04/07/2005	2,500	$7.95
04/07/2005	400	$7.95
04/07/2005	100	$7.89
04/06/2005	10,000	$7.95
04/06/2005	5,000	$7.9498
04/06/2005	5,000	$7.95
04/06/2005	5,000	$7.999
04/06/2005	700	$7.89
04/06/2005	700	$7.89
04/05/2005	1,800	$7.89
04/05/2005	200	$7.94
04/05/2005	200	$7.9
04/04/2005	8,496	$8.79
04/04/2005	5,000	$8.35
04/04/2005	5,000	$8.46
04/04/2005	5,000	$7.85
04/04/2005	1,000	$7.9
04/04/2005	500	$7.958
04/04/2005	500	$7.99
04/04/2005	500	$7.914
04/04/2005	300	$7.9
04/04/2005	200	$7.935
04/01/2005	2,240	$8.75
04/01/2005	1,502	$8.748
03/31/2005	100	$8.79
03/30/2005	700	$8.79
03/24/2005	5,000	$8.84

SCHEDULE 13D

CUSIP No. 45767M109	Page 7 of 8

Date	Number of Shares	Approximate Per Share Price (Excluding Commissions)
03/24/2005	1,960	$8.79
03/24/2005	290	$8.79
03/23/2005	4,710	$8.79
03/23/2005	358	$8.6312
03/23/2005	190	$8.79
03/18/2005	2,400	$8.79
03/17/2005	1,450	$8.79
03/16/2005	4,800	$8.80
3/16/2005	1,500	$8.80
03/16/2005	1,100	$8.80
03/16/2005	800	$8.79
03/15/2005	2,000	$8.80
03/15/2005	160	$8.79
03/15/2005	100	$8.80
03/14/2005	550	$8.85
03/11/2005	950	$8.85
03/10/2005	3,500	$8.85
03/04/2005	500	$8.90

Item 7. Material to be Filed as Exhibits.

7.1	Joint Filing Agreement, incorporated by reference to Exhibit 7.1 to Schedule 13D Statement, dated July 30, 2003, filed on behalf of IPOF Fund and David Dadante

SCHEDULE 13D

CUSIP No. 45767M109	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	May 18, 2005

IPOF FUND

By:	/s/ David Dadante
David Dadante
Its:	General Partner

/s/ DAVID DADANTE
DAVID DADANTE